Exhibit 99.1

ATS to Participate in the 23rd Annual Scotiabank Transportation & Industrials Conference

CAMBRIDGE, Ontario--(BUSINESS WIRE)--November 10, 2023--ATS Corporation (TSX and NYSE: ATS) (“ATS” or the “Company”), an industry-leading automation solutions provider, today announced that Andrew Hider, Chief Executive Officer and Ryan McLeod, Chief Financial Officer will participate in the 23rd Annual Scotiabank Transportation & Industrials Conference in Toronto on November 15, 2023.

ATS is scheduled to host a fireside chat at the event at 12:45 p.m. Management will also host institutional investor meetings, which can be arranged by contacting your Scotiabank representative or dgalison@atsautomation.com.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

Contacts

For more information, contact:
David Galison
Head of Investor Relations
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
dgalison@atsautomation.com

For general media inquiries, contact:
Matthew Robinson
Director, Corporate Communications
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
mrobinson@atsautomation.com